                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended: December 31, 1998

                                       OR

[   ]    TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

                For the transition period from _______ to _______
                        Commission file number: 001-12925


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  GENERAL INSTRUMENT CORPORATION SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         GENERAL INSTRUMENT CORPORATION
             (Exact name of registrant as specified in its charter)

                101 Tournament Drive, Horsham, Pennsylvania 19044 (Address of
                    principal executive offices)
                                   (Zip Code)

-------------------------------------------------------------------------------
    GENERAL INSTRUMENT CORPORATION SAVINGS PLAN
    Financial Statements as of December 31, 1998 and 1997 and for the Year Ended December 31, 1998 and the
    Period July 31, 1997 (Inception of the Plan) Through
    December 31, 1997, and
    Supplemental Schedules as of
    December 31, 1998, and for the Year Ended
    December 31, 1998, and
    Independent Auditors' Report

GENERAL INSTRUMENT CORPORATION SAVINGS PLAN

TABLE OF CONTENTS

-----------------------------------------------------------------------------------------

                                                                                     PAGE
                                                                                     ----

INDEPENDENT AUDITORS' REPORT                                                           1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 1998 and 1997 with Supplemental Fund Information                    2-3

   Statements of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 1998 and the Period July 31, 1997 (Inception of the Plan)
     through December 31, 1997, with Supplemental Fund Information                    4-5

Notes to Financial Statements                                                         6-12

SUPPLEMENTAL SCHEDULES:

   Item 27(a) - Schedule of Assets Held for Investment Purposes
     as of December 31, 1998                                                           13

   Item 27(d) - Schedule of Reportable Transactions for the
     Year Ended December 31, 1998                                                      14


Note: Supplemental Schedules are included for filing with the Annual Return on Form 5500. Supplemental Schedules not included herein are omitted due to the absence of conditions under which they would be required.

INDEPENDENT AUDITORS' REPORT


Administrative Committee
General Instrument Corporation Savings Plan

We have audited the accompanying statements of net assets available for benefits of General Instrument Corporation Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the year ended December 31, 1998 and for the period July 31, 1997 (inception of the Plan) through December 31, 1997. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 and for the period July 31, 1997 (inception of Plan) through December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund as of December 31, 1998 and 1997 and for the year ended December 31, 1998 and for the period July 31, 1997 (inception of Plan) through December 31, 1997, is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and fund information are the responsibility of the Plan's Administrative Committee. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
-------------------------------
DELOITTE & TOUCHE LLP


Parsippany, New Jersey

June 15, 1999

GENERAL INSTRUMENT CORPORATION SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL FUND INFORMATION AS OF DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                    GENERAL
                                  INSTRUMENT         GENERAL
                                  CORPORATION      SEMICONDUCTOR,
                                  (THE FORMER          INC.
                                   NEXTLEVEL     (THE DISTRIBUTING     COMMSCOPE,        VANGUARD
                                 SYSTEMS, INC.)      COMPANY)            INC.           RETIREMENT
                                    COMMON            COMMON            COMMON            SAVINGS
                                  STOCK FUND        STOCK FUND        STOCK FUND           TRUST
ASSETS:
  Investments, at fair value:
    Company common stock         $30,210,292     $      --          $      --          $      --
    Other common stock                  --           671,314          1,980,027               --
    Common/collective trust             --              --                 --            3,933,010
    Shares of registered
      investment company                --              --                 --                 --
    Participant loans                   --              --                 --                 --
  Contributions receivable:
        Employee                      88,709            --                 --               34,933
        Employer                     305,881            --                 --                 --
                                 -----------     -----------        -----------        -----------

NET ASSETS AVAILABLE
  FOR BENEFITS                   $30,604,882     $   671,314        $ 1,980,027        $ 3,967,943
                                 ===========     ===========        ===========        ===========

                                                                     VANGUARD
                                                                     FEDERAL
                                     VANGUARD/        VANGUARD         MONEY         VANGUARD
                                     WELLINGTON      500 INDEX        MARKET           GNMA
                                        FUND            FUND           FUND            FUND
ASSETS:
  Investments, at fair value:
    Company common stock            $      --        $      --      $      --        $       --
    Other common stock                     --               --             --                --
    Common/collective trust                --               --             --                --
    Shares of registered
      investment company             14,213,754       24,662,190      6,204,754         4,157,068
    Participant loans                      --               --             --                --
  Contributions receivable:
        Employee                        127,422          241,434         35,413            36,209
        Employer                           --               --             --                --
                                    -----------      -----------    -----------      ------------

NET ASSETS AVAILABLE
  FOR BENEFITS                      $14,341,176      $24,903,624    $ 6,240,167      $  4,193,277
                                    ===========      ===========    ===========      ============


                                                  VANGUARD          VANGUARD
                                     VANGUARD       U.S.          INTERNATIONAL
                                       STAR        GROWTH            GROWTH          LOAN
                                       FUND         FUND              FUND           FUND            TOTAL
ASSETS:
  Investments, at fair value:
    Company common stock          $       --      $       --      $       --      $       --      $ 30,210,292
    Other common stock                    --              --              --              --         2,651,341
    Common/collective trust               --              --              --              --         3,933,010
    Shares of registered
      investment company             4,288,479      10,837,939       4,043,461            --        68,407,645
    Participant loans                     --              --              --         2,106,577       2,106,577
  Contributions receivable:
        Employee                        64,783         143,623          59,237            --           831,763
        Employer                          --              --              --              --           305,881
                                  ------------    ------------    ------------    ------------    ------------

NET ASSETS AVAILABLE
  FOR BENEFITS                    $  4,353,262    $ 10,981,562    $  4,102,698    $  2,106,577    $108,446,509
                                  ============    ============    ============    ============    ============

See notes to financial statements.

GENERAL INSTRUMENT CORPORATION SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL FUND INFORMATION AS OF DECEMBER 31, 1997

----------------------------------------------------------------------------------------------------

                                     GENERAL
                                   INSTRUMENT          GENERAL
                                   CORPORATION     SEMICONDUCTOR,
                                   (THE FORMER          INC.
                                    NEXTLEVEL      (THE DISTRIBUTING     COMMSCOPE,        VANGUARD
                                   SYSTEMS, INC.)     COMPANY)              INC.          RETIREMENT
                                     COMMON            COMMON              COMMON           SAVINGS
                                   STOCK FUND        STOCK FUND          STOCK FUND          TRUST
ASSETS:
  Investments, at fair value:
    Company common stock            $14,748,982       $      --         $      --         $      --
    Other common stock                     --           1,294,591         2,130,598              --
    Common/collective trust                --                --                --           3,459,683
    Shares of registered
      investment company                   --                --                --                --
    Participant loans                      --                --                --                --
    Loans receivable                      8,468              --                --               4,775
  Contributions receivable:
      Employee                           78,090              --                --              32,492
      Employer                          263,429              --                --                --
                                    -----------       -----------       -----------       -----------

NET ASSETS AVAILABLE
  FOR BENEFITS                      $15,098,969       $ 1,294,591       $ 2,130,598       $ 3,496,950
                                    ===========       ===========       ===========       ===========



                                                                             VANGUARD
                                                                             FEDERAL
                                         VANGUARD/           VANGUARD         MONEY              VANGUARD
                                        WELLINGTON           500 INDEX        MARKET               GNMA
                                           FUND                FUND            FUND                FUND
ASSETS:
  Investments, at fair value:
    Company common stock               $      --         $      --         $      --         $      --
    Other common stock                        --                --                --                --
    Common/collective trust                   --                --                --                --
    Shares of registered
      investment company                12,044,163        17,869,948         4,983,817         3,242,331
    Participant loans                         --                --                --                --
    Loans receivable                         8,077             9,478             4,106             1,746
  Contributions receivable:
      Employee                             113,969           192,841            33,721            30,460
      Employer                                --                --                --                --
                                       -----------       -----------       -----------       -----------
NET ASSETS AVAILABLE
  FOR BENEFITS                         $12,166,209       $18,072,267       $ 5,021,644       $ 3,274,537
                                       ===========       ===========       ===========       ===========


                                                         VANGUARD          VANGUARD
                                       VANGUARD            U.S.          INTERNATIONAL
                                         STAR             GROWTH            GROWTH              LOAN
                                         FUND              FUND              FUND               FUND           TOTAL
ASSETS:
  Investments, at fair value:
    Company common stock             $      --         $      --         $      --         $      --         $14,748,982
    Other common stock                      --                --                --                --           3,425,189
    Common/collective trust                 --                --                --                --           3,459,683
    Shares of registered
      investment company               3,286,202         6,115,692         3,279,886              --          50,822,039
    Participant loans                       --                --                --           1,860,152         1,860,152
    Loans receivable                       1,949             3,900             3,143              --              45,642
  Contributions receivable:
      Employee                            53,864           113,307            60,119              --             708,863
      Employer                              --                --                --                --             263,429
                                     -----------       -----------       -----------       -----------       -----------
NET ASSETS AVAILABLE
  FOR BENEFITS                       $ 3,342,015       $ 6,232,899       $ 3,343,148       $ 1,860,152       $75,333,979
                                     ===========       ===========       ===========       ===========       ===========


See notes to financial statements.

GENERAL INSTRUMENT CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL FUND INFORMATION YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                  GENERAL
                                                 INSTRUMENT          GENERAL
                                                CORPORATION         SEMICONDUCTOR,
                                                (THE FORMER            INC.
                                                 NEXTLEVEL        (THE DISTRIBUTING    COMMSCOPE,           VANGUARD
                                               SYSTEMS, INC.)        COMPANY)             INC.             RETIREMENT
                                                   COMMON             COMMON             COMMON              SAVINGS
                                                 STOCK FUND         STOCK FUND         STOCK FUND             TRUST
CONTRIBUTIONS:
  Employees                                   $  1,152,883        $       --          $       --          $    510,659
  Employer                                       3,656,520                --                  --                  --
                                              ------------        ------------        ------------        ------------

           Net contributions                     4,809,403                --                  --               510,659
                                              ------------        ------------        ------------        ------------

INVESTMENT INCOME:
  Interest and dividends                              --                  --                  --               215,961
  Net gain (loss) on investments                14,257,895            (298,779)            458,655                --
                                              ------------        ------------        ------------        ------------

           Net investment income (loss)         14,257,895            (298,779)            458,655             215,961
                                              ------------        ------------        ------------        ------------

           Total additions                      19,067,298            (298,779)            458,655             726,620
                                              ------------        ------------        ------------        ------------

DISTRIBUTIONS                                    1,908,983              83,977             163,799             521,841

ADMINISTRATIVE EXPENSES                             15,271                 611               1,120               1,995
                                              ------------        ------------        ------------        ------------

           Total deductions                      1,924,254              84,588             164,919             523,836
                                              ------------        ------------        ------------        ------------

TRANSFER FROM (TO) OTHER
  FUNDS                                         (1,637,131)           (239,910)           (444,307)            268,209
                                              ------------        ------------        ------------        ------------

NET INCREASE (DECREASE)                         15,505,913            (623,277)           (150,571)            470,993

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                   15,098,969           1,294,591           2,130,598           3,496,950
                                              ------------        ------------        ------------        ------------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                       $ 30,604,882        $    671,314        $  1,980,027        $  3,967,943
                                              ============        ============        ============        ============

                                                                                           VANGUARD
                                                                                            FEDERAL
                                                  VANGUARD/             VANGUARD             MONEY            VANGUARD
                                                  WELLINGTON           500 INDEX            MARKET              GNMA
                                                     FUND                 FUND               FUND               FUND
CONTRIBUTIONS:
  Employees                                     $  1,966,528        $  3,694,372       $    488,470       $    455,044
  Employer                                              --                  --                   --                 --
                                                ------------        ------------       ------------       ------------

           Net contributions                       1,966,528           3,694,372            488,470            455,044
                                                ------------        ------------       ------------       ------------

INVESTMENT INCOME:
  Interest and dividends                           1,544,844             372,958            295,991            238,652
  Net gain (loss) on investments                     (95,559)          4,904,322                 --              5,493
                                                ------------        ------------       ------------       ------------

           Net investment income (loss)            1,449,285           5,277,280            295,991            244,145
                                                ------------        ------------       ------------       ------------

           Total additions                         3,415,813           8,971,652            784,461            699,189
                                                ------------        ------------       ------------       ------------

DISTRIBUTIONS                                      1,131,529           2,526,158            543,668            265,810

ADMINISTRATIVE EXPENSES                                6,357              10,546             19,618              1,730
                                                ------------        ------------       ------------       ------------

           Total deductions                        1,137,886           2,536,704            563,286            267,540
                                                ------------        ------------       ------------       ------------

TRANSFER FROM (TO) OTHER
  FUNDS                                             (102,960)            396,409            997,348            487,091
                                                ------------        ------------       ------------       ------------

NET INCREASE (DECREASE)                            2,174,967           6,831,357          1,218,523            918,740

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                     12,166,209          18,072,267          5,021,644          3,274,537
                                                ------------        ------------       ------------       ------------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                         $ 14,341,176        $ 24,903,624       $  6,240,167       $  4,193,277
                                                ============        ============       ============       ============





                                                                 VANGUARD           VANGUARD
                                                VANGUARD           U.S.          INTERNATIONAL
                                                  STAR            GROWTH             GROWTH              LOAN
                                                  FUND             FUND               FUND               FUND             TOTAL

CONTRIBUTIONS:
  Employees                                  $    861,620      $  2,316,878      $    871,522       $         --      $ 12,317,976
  Employer                                             --                --                --                 --         3,656,520
                                             ------------      ------------      ------------       ------------      ------------

           Net contributions                      861,620         2,316,878           871,522                 --        15,974,496
                                             ------------      ------------      ------------       ------------      ------------

INVESTMENT INCOME:
  Interest and dividends                          344,975           661,270            80,969            152,046         3,907,666
  Net gain (loss) on investments                   86,986         2,130,907           486,102                 --        21,936,022
                                             ------------      ------------      ------------       ------------      ------------

           Net investment income (loss)           431,961         2,792,177           567,071            152,046        25,843,688
                                             ------------      ------------      ------------       ------------      ------------

           Total additions                      1,293,581         5,109,055         1,438,593            152,046        41,818,184
                                             ------------      ------------      ------------       ------------      ------------

DISTRIBUTIONS                                     352,961           736,300           323,790             77,783         8,636,599

ADMINISTRATIVE EXPENSES                             2,942             6,331             2,534                 --            69,055
                                             ------------      ------------      ------------       ------------      ------------

           Total deductions                       355,903           742,631           326,324             77,783         8,705,654
                                             ------------      ------------      ------------       ------------      ------------

TRANSFER FROM (TO) OTHER
  FUNDS                                            73,569           382,239          (352,719)           172,162                --
                                             ------------      ------------      ------------       ------------      ------------

NET INCREASE (DECREASE)                         1,011,247         4,748,663           759,550            246,425        33,112,530

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                   3,342,015         6,232,899         3,343,148          1,860,152        75,333,979
                                             ------------      ------------      ------------       ------------      ------------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                      $  4,353,262      $ 10,981,562      $  4,102,698       $  2,106,577      $108,446,509
                                             ============      ============      ============       ============      ============

See notes to financial statements.

GENERAL INSTRUMENT CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL FUND INFORMATION PERIOD JULY 31, 1997 (INCEPTION OF PLAN) THROUGH DECEMBER 31, 1997


------------------------------------------------------------------------------------------------------------------

                                                GENERAL
                                               INSTRUMENT            GENERAL
                                              CORPORATION         SEMICONDUCTOR,
                                              (THE FORMER              INC.
                                               NEXTLEVEL        (THE DISTRIBUTING   COMMSCOPE,        VANGUARD
                                             SYSTEMS, INC.)        COMPANY)            INC.          RETIREMENT
                                                 COMMON             COMMON            COMMON           SAVINGS
                                               STOCK FUND         STOCK FUND        STOCK FUND          TRUST
CONTRIBUTIONS:
  Employees                                  $    567,822       $         --       $         --       $    252,178
  Employer                                      1,768,818                 --                 --                 --
                                             ------------       ------------       ------------       ------------

           Net contributions                    2,336,640                 --                 --            252,178
                                             ------------       ------------       ------------       ------------

INVESTMENT INCOME:
  Interest and dividends                               --                 --                 --             85,379
  Net (loss) gain on investments               (1,012,797)          (588,398)          (586,433)                --
                                             ------------       ------------       ------------       ------------

           Net investment income (loss)        (1,012,797)          (588,398)          (586,433)            85,379
                                             ------------       ------------       ------------       ------------

           Total additions                      1,323,843           (588,398)          (586,433)           337,557
                                             ------------       ------------       ------------       ------------

DISTRIBUTIONS                                     517,966             36,497             52,195             71,017

ADMINISTRATIVE EXPENSES                             6,986                896              1,339              1,373
                                             ------------       ------------       ------------       ------------

           Total deductions                       524,952             37,393             53,534             72,390
                                             ------------       ------------       ------------       ------------

TRANSFER FROM (TO) OTHER
  FUNDS                                           808,694           (659,847)          (838,890)           (37,261)
                                             ------------       ------------       ------------       ------------

NET INCREASE (DECREASE)                         1,607,585         (1,285,638)        (1,478,857)           227,906

TRANSFER OF ASSETS FROM
   GENERAL SEMICONDUCTOR, INC
   SAVINGS PLAN                                13,491,384          2,580,229          3,609,455          3,269,044
                                             ------------       ------------       ------------       ------------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF PERIOD                    $ 15,098,969       $  1,294,591       $  2,130,598       $  3,496,950
                                             ============       ============       ============       ============


                                                                                         VANGUARD
                                                                                          FEDERAL
                                                VANGUARD/             VANGUARD             MONEY            VANGUARD
                                                WELLINGTON           500 INDEX            MARKET              GNMA
                                                   FUND                 FUND               FUND               FUND
CONTRIBUTIONS:
  Employees                                     $    869,188       $  1,458,893     $    463,865       $    255,490
  Employer                                                --                 --               --                 --
                                                ------------       ------------     ------------       ------------

           Net contributions                         869,188          1,458,893          463,865            255,490
                                                ------------       ------------     ------------       ------------

INVESTMENT INCOME:
  Interest and dividends                             872,267            260,840          107,990             89,491
  Net (loss) gain on investments                    (527,828)           145,418               --             18,502
                                                ------------       ------------     ------------       ------------

           Net investment income (loss)              344,439            406,258          107,990            107,993
                                                ------------       ------------     ------------       ------------

           Total additions                         1,213,627          1,865,151          571,855            363,483
                                                ------------       ------------     ------------       ------------

DISTRIBUTIONS                                        423,199            739,378          117,999            111,034

ADMINISTRATIVE EXPENSES                                4,330              6,494            1,852              1,177
                                                ------------       ------------     ------------       ------------

           Total deductions                          427,529            745,872          119,851            112,211
                                                ------------       ------------     ------------       ------------

TRANSFER FROM (TO) OTHER
  FUNDS                                              122,947            663,647         (173,390)            39,056
                                                ------------       ------------     ------------       ------------

NET INCREASE (DECREASE)                              909,045          1,782,926          278,614            290,328

TRANSFER OF ASSETS FROM
   GENERAL SEMICONDUCTOR, INC
   SAVINGS PLAN                                   11,257,164         16,289,341        4,743,030          2,984,209
                                                ------------       ------------     ------------       ------------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF PERIOD                       $ 12,166,209       $ 18,072,267     $  5,021,644       $  3,274,537
                                                ============       ============     ============       ============

                                                                VANGUARD           VANGUARD
                                                VANGUARD          U.S.          INTERNATIONAL
                                                  STAR           GROWTH             GROWTH             LOAN
                                                  FUND            FUND               FUND              FUND             TOTAL
CONTRIBUTIONS:
  Employees                                 $    465,179       $    893,779       $    468,363      $         --      $  5,694,757
  Employer                                            --                 --                 --                --         1,768,818
                                            ------------       ------------       ------------      ------------      ------------

           Net contributions                     465,179            893,779            468,363                --         7,463,575
                                            ------------       ------------       ------------      ------------      ------------

INVESTMENT INCOME:
  Interest and dividends                         269,250            240,631            141,297            68,859         2,136,004
  Net (loss) gain on investments                (170,896)          (207,985)          (630,286)               --        (3,560,703)
                                            ------------       ------------       ------------      ------------      ------------

           Net investment income (loss)           98,354             32,646           (488,989)           68,859        (1,424,699)
                                            ------------       ------------       ------------      ------------      ------------

           Total additions                       563,533            926,425            (20,626)           68,859         6,038,876
                                            ------------       ------------       ------------      ------------      ------------

DISTRIBUTIONS                                     56,171            205,098            104,066            82,412         2,517,032

ADMINISTRATIVE EXPENSES                            1,661              3,272              1,633                --            31,013
                                            ------------       ------------       ------------      ------------      ------------

           Total deductions                       57,832            208,370            105,699            82,412         2,548,045
                                            ------------       ------------       ------------      ------------      ------------

TRANSFER FROM (TO) OTHER
  FUNDS                                          121,632             61,384            (22,386)          (85,586)               --
                                            ------------       ------------       ------------      ------------      ------------

NET INCREASE (DECREASE)                          627,333            779,439           (148,711)          (99,139)        3,490,831

TRANSFER OF ASSETS FROM
   GENERAL SEMICONDUCTOR, INC
   SAVINGS PLAN                                2,714,682          5,453,460          3,491,859         1,959,291        71,843,148
                                            ------------       ------------       ------------      ------------      ------------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF PERIOD                   $  3,342,015       $  6,232,899       $  3,343,148      $  1,860,152      $ 75,333,979
                                            ============       ============       ============      ============      ============

See notes to financial statements.

GENERAL INSTRUMENT CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of the General Instrument Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan Sponsor is General Instrument Corporation (the former NextLevel Systems, Inc.) (the "Company").

      a. General - The Company was formerly the Communications Business of the former General Instrument Corporation (the "Distributing Company"). In a transaction that was consummated on July 28, 1997, the Distributing Company: (i) transferred all the assets and liabilities, at the distributing Company's historical cost, relating to the manufacture and sale of broadband communications products used in the cable television, satellite and telecommunications industries to the Company (then a wholly-owned subsidiary of the Distributing Company) and all the assets and liabilities relating to the manufacture and sale of the coaxial, fiber optic and other electrical cable used in the cable television, satellite and other industries to its wholly-owned subsidiary, CommScope, Inc. ("CommScope"), at the Distributing Company's historical cost, and
            (ii) distributed all of its outstanding shares of capital stock of each of the Company and CommScope to its stockholders on a pro rata basis as a dividend. Approximately 147.3 million shares of the Company's Common Stock, based on a ratio of one for one, were distributed to the Distributing Company's stockholders of record on July 25, 1997 (the "Communications Distribution"). On July 28, 1997, approximately 49.1 million shares of CommScope Common Stock, based on a ratio of one for three, were distributed to the Company's stockholders of record on that date (the "CommScope Distribution" and, together with the Communications Distribution, the "Distributions"). On July 28, 1997, the Company and CommScope began operating as independent entities with publicly traded common stock, and the Distributing Company retained no ownership interest in either the Company or CommScope. Additionally, immediately following the Communications Distribution, the Distributing Company was renamed General Semiconductor, Inc. ("General Semiconductor") and effected a one for four reverse stock split.

            The General Instrument Corporation Savings Plan (the "Plan") was established on July 1, 1997. The Plan is a defined contribution plan which was established to encourage long-term savings by eligible employees of General Instrument Corporation through a systematic program of salary deductions. The Plan began its operation on July 31, 1997 when it received a transfer of assets from the General Semiconductor, Inc. Savings Plan (the former General Instrument Corporation Savings Plan). The assets transferred into the Plan on July 31, 1997 of $71,843,148 represented the fair value of the participant accounts of the employees of General Instrument Corporation on that date.

      b. Contributions - Each eligible employee may elect to have compensation reduced by, and authorize the Company to contribute to the Plan on his or her behalf, a Matched Participant Contribution of 1% to 6% of compensation for each payroll period. Compensation represents the participant's base salary or wages, without reduction for his or her Matched or Unmatched Participant Contributions to the Plan and Internal Revenue Code Section 125 contributions for health care coverage, and excluding any other form of additional compensation such as overtime pay, commissions, incentive pay or severance pay, which are additions to the participant's yearly base salary. Each month, the Company contributes to the Plan, on behalf of the employee, a Matching Employer Contribution equal to 50% of the employee's Matched Participant Contribution. In addition, an employee who has elected a Matched Participant Contribution rate of 6% may elect to further reduce compensation, and authorize the Company to contribute to the Plan on his or her behalf, an Unmatched Participant Contribution of 1% to 4% of the employee's compensation for each payroll period. In addition, an active participant, who is not a Highly Compensated Employee for the relevant year, may elect an Unmatched Participant Contribution of 0%, 50% or 100% of the employee's annual formula-based profit sharing bonus payable pursuant to the Company's profit sharing bonus program. Total annual contributions may not exceed maximum allowable contributions as prescribed by the Internal Revenue Service.

            A participant may also contribute to the Plan a Rollover Amount or Trust to Trust Amount, provided the Administrative Committee of the Plan is satisfied that the amount to be rolled over to the Plan constitutes a Rollover Amount or Trust to Trust Amount under federal tax regulations.

      c. Eligibility - All persons employed by the Company (including officers and directors who are employees) as of July 1, 1997 or at any time thereafter without satisfying any minimum period of qualifying employment are eligible to participate in the Plan.

            Employees subject to collective bargaining agreements which do not provide for participation of such employees in the Plan are not eligible to participate in the Plan.

      d. Vesting - A participant's interest in his or her Participant Contributions Account and any Rollover Account or Trust to Trust Account (including all earnings on contributions to such accounts) are immediately and fully vested at all times and not subject to forfeiture. Effective July 1, 1997, a participant's interest in his or her Employer Contributions Account (including all earnings on such account) will be 50% vested upon commencing employment, 75% vested upon completing one year of employment, and 100% vested upon completing two years of employment. Such years of employment need not be consecutive.

            Notwithstanding the foregoing, an active participant becomes fully vested in his or her Employer Contributions Account upon the earlier of: (i) obtaining normal retirement age; (ii) total disability or
            (iii) termination of employment by way of death. A participant will also be fully vested in the event of a liquidation or dissolution of the Company, or upon termination of the Plan.

      e. Conditions of Distribution and Withdrawal - Distributions under the Plan may be made upon a participant's death, total disability, retirement or other termination of employment. A participant who has not reached age 65 upon termination of employment may defer payment of his or her distribution (unless such distribution would be $5,000 or less) until any time up to age 70-1/2.

            Prior to termination of employment, the participant may make withdrawals from his or her accounts in the following sequence:

            (i) All or a portion of the balance in the Rollover Account or Trust to Trust Account (subject to certain limitations), including investment income thereon.

            (ii) All or a portion of the vested Employer Contributions Account, including investment income thereon earned before January 1, 1991 (subject to certain limitations).

            (iii) When the Participant attains age 59-1/2, all or a portion of the vested Employer Contribution Account, the Matched Participant Contribution Account and the Unmatched Participant Contribution Account.

            In the case of hardship, the Participant may withdraw all or a portion of his or her vested Employer Contribution Account and his Matched Participant Contribution Account and Unmatched Participant Contribution Account, excluding investment income thereon. The Plan Administrator has sole discretion to approve the amount needed to be withdrawn from the Participant Contribution Account to alleviate the immediate hardship.

            Withdrawals prior to termination of employment are subject to the following conditions: (i) no more than one request for a withdrawal may be made during any six-month period, except in the case of a financial hardship withdrawal and (ii) the amount withdrawn shall not be less than $200 or the amount of the participant's vested accrued benefit.

            Effective January 1, 1987, the Tax Reform Act of 1986 imposed an additional 10% tax on the amount of any distribution from the Plan made to or in respect of a participant before the participant attains age 59-1/2 except: (i) any portion of the distribution which was rolled over to a qualified successor benefit plan; or (ii) if the distribution is on account of death, disability or retirement after age 55.

            Upon withdrawal from the Plan or after termination of employment, the nonvested portion of a participant's account will be forfeited. The forfeiture may be used to reduce future employer contributions. Forfeited nonvested accounts totaled $64,665 for the year ended December 31, 1998 and $24,595 for the period July 31, 1997 through December 31, 1997.

      f. Loans - A participant is eligible to receive loans under the Plan without a required period of prior participation in the Plan. A participant may not have more than one loan from the Plan outstanding at any one time.

            The amount of a loan may not exceed the following amount:

            (i) The lesser of 50% of the vested value of the participant's accounts or $50,000.

            (ii) Notwithstanding anything in (i) to the contrary, no loan shall be made in a principal amount of less than $1,000 and the principal amount must be in increments of $100.

            Interest is paid on the outstanding principal amount of each loan at a fixed per annum rate equal to the prime lending rate as published in the Wall Street Journal on the first business day of each month plus 1-1/2%. This rate applies during the full term of the loan and is not modified. Interest paid by a participant is credited to his or her applicable account.

            The term of the loan is fixed by the Administrative Committee at the time the loan is made and may not be extended. All loans are for a minimum term of one year and are in one year increments. Any loan which is to be used to acquire a dwelling unit which is to be used as the principal residence of the borrowing participant within a reasonable time (a "residence loan") must be repaid within the earlier of fifteen years or disposition of such principal residence. Any other loan will be treated as a "nonresidence loan" and must be repaid within a maximum of five years.

            Regardless of its original maturity, the outstanding principal amount of any loan and accrued interest thereon becomes immediately due and payable sixty days following the date a participant's employment with the Company terminates for any reason whatsoever, except that for a participant who receives periodic severance payments from which the loan repayments continue to be deducted, the loan becomes immediately due and payable sixty days following the final periodic severance payment.

            A loan, including interest thereon, is repaid by payroll deductions under a fixed schedule which provides for interest and amortization of principal in substantially level payments over the term of the loan. A participant may repay all, but not part, of any loan at any time without penalty by payment of the outstanding principal amount thereof, plus unpaid accrued interest to the date of repayment. As collateral for repayment of each loan made to a participant, such participant must pledge 50% of his or her vested accrued benefit and such additional collateral as the Plan administrator may require.

      g. Investment Funds - Vanguard Fiduciary Trust Company ("Vanguard") is the trustee, investment manager and recordkeeper of the Plan.

            A participant may elect to invest all Participant Contributions, Rollover Amounts or Trust to Trust amounts in one or any combination of the funds described below, in whole multiples of 5% of the aggregate amount of such contributions. A participant may elect to transfer once each day, all or any part of the aggregate value in his or her account or his or her interest in one or more investment fund or funds subject to rules restricting transfers related to the Vanguard Retirement Savings Trust. All Matching Employer Contributions and earnings thereon have been invested solely in the General Instrument Corporation (the former NextLevel Systems, Inc.) Common Stock Fund, which is also an investment option for participants. The descriptions of the investments have been obtained from the various fund prospectuses:

                  General Instrument Corporation (the former NextLevel Systems, Inc.) Common Stock Fund - Consists of General Instrument Corporation common stock and temporary cash investments.

                  General Semiconductor, Inc. (the Distributing Company) Common Stock Fund - Consists principally of General Semiconductor, Inc. common stock and temporary cash investments. This fund is not a current investment option for participants. The investment is held as the result of the spin-off transaction described in Note 1a.

                  CommScope, Inc. Common Stock Fund - Consists principally of CommScope, Inc. common stock and temporary cash investments. This fund is not a current investment option for participants. The investment is held as the result of the spin-off transaction.

                  Vanguard Retirement Savings Trust (Common/Collective Trusts) Consisting of one or more guaranteed investment contracts issued by insurance companies and banks.

                  Vanguard/Wellington Fund (Registered Investment Company) Consisting of a portfolio of approximately 65% in common stocks and 35% in fixed income securities (including corporate and government bonds and money market instruments).

                  Vanguard 500 Index Fund (Registered Investment Company) Consisting of a portfolio of the five-hundred stocks in the Standard & Poor's 500 Composite Stock Price Index, each individual stock being weighted relative to its total market value and parallel to its representation in the Index.

                  Vanguard Federal Money Market Fund (Registered Investment Company) - Consisting of a portfolio of securities issued by the U.S. Treasury and agencies of the U.S. Government with maturities of one year or less.

                  Vanguard GNMA Fund (Registered Investment Company) Consisting of a portfolio of fixed income securities guaranteed by the U.S. Government and approximately 80% of which is normally invested in Government National Mortgage Association ("GNMA") certificates; the balance being invested in temporary cash investments.

                  Vanguard STAR Fund (Registered Investment Company) - Comprised of a portfolio investing 60-70% of its assets in seven Vanguard equity funds and approximately 30%-40% in three Vanguard fixed income funds.

                  Vanguard U.S. Growth Fund (Registered Investment Company) Consisting of a portfolio investing primarily in common stock of United States corporations with above average growth potential.

                  Vanguard International Growth Fund (Registered Investment Company) - Consisting of a portfolio of equity securities of corporations located outside the United States.

                  Loan Fund - A separate loan fund has been established to account for loans made from each specified fund. As periodic principal and interest payments become due, they are reallocated to the specific funds from which the loan originated.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      b. Investments - Investments are stated at fair or market values. The market values of General Instrument Corporation, General Semiconductor, Inc. and CommScope, Inc. common stock are based on the closing prices as quoted on the New York Stock Exchange. The investments in shares of the Vanguard funds are valued at the redemption prices established by Vanguard, based upon its determination of the market value of the underlying investments.

      c. Administrative Expenses - The Plan provides that all expenses shall be paid by the Plan unless the Company, at its sole discretion, elects to pay such expenses without reimbursement. During the year ended December 31, 1998 and the period July 31, 1997 through December 31, 1997, the Company elected to pay $40,940 and $35,977, respectively, of Plan expenses without reimbursement.

      d. Other - All security transactions are recorded on a trade date basis. Net gains and losses on the disposal of investments in each fund are computed using the average cost method based on the beginning market value as carried forward from the end of the prior plan year. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

      e. Benefits Payable - As prescribed by the American Institute of Certified Public Accountants' Audit and Accounting Guide, "Audits of Employee Benefit Plans," benefit payments are recognized as reductions of Plan assets upon disbursement. Benefits payable to terminated employees who had elected to withdraw from the Plan as of December 31, 1998 and 1997 were $892,187 and $113,523, respectively.

3.    INVESTMENTS

      Investments held by Vanguard at December 31, 1998 were as follows:

                                 NAME OF
                                ISSUER AND                     NUMBER OF        FAIR
                             TITLE OF ISSUES                     UNITS         VALUE
General Instrument Corporation (the former NextLevel
  Systems,Inc.)  Common Stock Fund                            1,699,117      $30,210,292
General Semiconductor, Inc. (the Distributing Company)
  Common Stock Fund                                             122,502          671,314
CommScope, Inc. Common Stock Fund                               181,821        1,980,027

Vanguard:
  Retirement Savings Trust                                    3,933,010        3,933,010
  Wellington Fund                                               484,285       14,213,754
  500 Index Fund                                                216,430       24,662,190
  Federal Money Market Fund                                   6,204,754        6,204,754
  GNMA Fund                                                     397,806        4,157,068
  STAR Fund                                                     238,779        4,288,479
  U.S. Growth Fund                                              289,089       10,837,939
  International Growth Fund                                     215,421        4,043,461

      Investments held by Vanguard at December 31, 1997 were as follows:

                    NAME OF
                   ISSUER AND                                  NUMBER OF          FAIR
                TITLE OF ISSUES                                  UNITS           VALUE
General Instrument Corporation (the former NextLevel
  Systems,Inc.) Common Stock Fund                             1,565,709      $14,748,982
General Semiconductor, Inc. (the Distributing Company)
  Common Stock Fund                                             167,911        1,294,591
CommScope, Inc. Common Stock Fund                               244,055        2,130,598

Vanguard:
  Retirement Savings Trust                                    3,459,683        3,459,683
  Wellington Fund                                               408,970       12,044,163
  Index Trust - 500 Portfolio                                   198,401       17,869,948
  Money Market Reserves                                       4,983,817        4,983,817
  Fixed Income Securities Fund                                  310,866        3,242,331
  STAR Portfolio                                                189,079        3,286,202
  U.S. Growth Portfolio                                         213,090        6,115,692
  International Growth Portfolio                                200,115        3,279,886


4.    PLAN TERMINATION

      Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

5.    TAX STATUS

      The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under Section 501(a) of the Code. The Plan has not yet received an IRS determination letter. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust is expected to be tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                     ******

                             SUPPLEMENTAL SCHEDULES

GENERAL INSTRUMENT CORPORATION SAVINGS PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                     DESCRIPTION
                NAME OF ISSUER                           OF                 NUMBER OF                        CURRENT
              AND TITLE OF ISSUE                     INVESTMENT               UNITS          COST             VALUE
* General Instrument Corporation               Common Stock and
  (the former NextLevel Systems,               Temporary Cash
  Inc.)  Common Stock Fund                     Investments                 1,699,117      $16,285,565      $30,210,292
General Semiconductor, Inc.                    Common Stock and
  (the Distributing Company)                   Temporary Cash
  Common Stock Fund                            Investments                   122,502        1,005,386          671,314
CommScope, Inc. Common                         Common Stock and
  Stock Fund                                   Temporary Cash
                                               Investments                   181,821        1,460,219        1,980,027

Vanguard:
  Retirement Savings Trust                     Common/Collective
                                               Trust                       3,933,010        3,933,010        3,933,010
  Wellington Fund                              Shares of Registered
                                               Investment Company            484,285       12,318,604       14,213,754
  500 Index Fund                               Shares of Registered
                                               Investment Company            216,430       15,168,075       24,662,190
  Federal Money Market Fund                    Shares of Registered
                                               Investment Company          6,204,754        6,204,754        6,204,754
  GNMA Fund                                    Shares of Registered
                                               Investment Company            397,806        4,073,009        4,157,068
  STAR Fund                                    Shares of Registered
                                               Investment Company            238,779        4,010,795        4,288,479
  U.S. Growth Fund                             Shares of Registered
                                               Investment Company            289,089        7,944,083       10,837,939
  International Growth                         Shares of Registered
    Fund                                       Investment Company            215,421        3,553,412        4,043,461


                                                 DESCRIPTION
                 DESCRIPTION                     OF MATURITY
Plan participant loans other than            Through 8/30/13
  mortgages, at various rates                  7.5% - 12.0%
  of interest                                                                               2,106,577        2,106,577
                                                                                          -----------     ------------
TOTAL ASSETS HELD
  FOR INVESTMENT
  PURPOSES                                                                                $78,063,489     $107,308,865
                                                                                          ===========     ============
*Party-in-interest

GENERAL INSTRUMENT CORPORATION SAVINGS PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998


------------------------------------------------------------------------------------------------------------------

                                         NUMBER          PURCHASE         NUMBER
                                           OF            PRICE OR           OF        SELLING          REALIZED
             INVESTMENT                 PURCHASES      CONTRIBUTION        SALES       PRICE            GAIN
General Instrument Corporation
  (the former NextLevel
  Systems, Inc.) Common
  Stock Fund                              181           $14,072,489
                                                         10,515,099          184      $12,869,074      $ 2,353,975

Vanguard:
  Wellington Fund                         116             4,991,264
                                                          2,328,323          120        2,726,114          397,791

  500 Index Fund                          185             8,290,589
                                                          5,100,524          161        6,402,670        1,302,146

  Federal Money Market Fund               202             6,826,388
                                                          5,605,450          152        5,605,450               --

  GNMA Fund                               152             3,336,428
                                                          2,415,193           98        2,427,183           11,990

  U.S. Growth Fund                        128             4,114,551
                                                          1,201,276          103        1,523,212          321,936

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                  General Instrument Corporation Savings Plan

Date June 28, 1999                /s/ Scott A. Crum
     -------------                --------------------------------------------
                                  Scott A. Crum
                                  Chairman of the General Instrument
                                  Corporation Employee Benefits Administrative
                                  Committee

                                INDEX TO EXHIBITS

Exhibit           Description
-------           -----------

23                Independent Auditors' Consent